Exhibit 12

Whiting Petroleum Corporation

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

(in thousands)

	Three Months
	Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Fixed charges:
Interest expensed	$36,784	$100,531	$65,692	$53,834	$48,486	$53,582
Interest capitalized	706	1,515	2,749	3,574	2,920	3,406
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,360	12,405	9,518	8,682	10,592	11,026
Estimate of interest within rental expense	321	1,008	1,145	883	684	603

Total fixed charges	$43,171	$115,459	$79,104	$66,973	$62,682	$68,617

Earnings:
Income (loss) before income taxes	$185,412	$571,871	$662,011	$780,319	$541,443	$(162,835)
Income from equity investees	(72)	(542)	(588)	(1,032)	(1,311)	(1,581)
Fixed charges (above)	43,171	115,459	79,104	66,973	62,682	68,617
Amortization of capitalized interest	543	2,020	1,745	1,409	1,117	776
Distributed income from equity investees	393	654	930	1,533	1,323	1,780
Interest capitalized	(706)	(1,515)	(2,749)	(3,574)	(2,920)	(3,406)
Noncontrolling interest in pre-tax income of subsidiaries	18	52	90	59	—	—

Total earnings	$228,759	$687,999	$740,543	$845,687	$602,334	$(96,649)

Ratio of earnings to fixed charges (unaudited) (1)	5.30	5.96	9.36	12.63	9.61	—
Fixed charges and preferred stock dividends:
Fixed charges (above)	$43,171	$115,459	$79,104	$66,973	$62,682	$68,617
Preferred stock dividends (2)	—	844	1,722	1,704	26,516	15,695

Total fixed charges and preferred stock dividends	$43,171	$116,303	$80,826	$68,677	$89,198	$84,312

Ratio of earnings to fixed charges and preferred stock dividends (unaudited) (3)	5.30	5.92	9.16	12.31	6.75	—

(1)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $165.3 million for the year ended December 31, 2009.
(2)	Preferred stock dividends represent pre-tax earnings required to cover any referred stock dividend requirements using our effective tax rate for the relevant period.
(3)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges and perferred stock dividends, and the ratio of earnings to fixed charges and perferred stock dividends therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges and perferred stock dividends to equal 1.00x (one-to-one coverage) was $181.0 million for the year ended December 31, 2009.